OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
Amendment No. 1)*

Hanmi Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

410495105

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 410495105	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Won R. Yoon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 73,670

	6	SHARED VOTING POWER 709,815

	7	SOLE DISPOSITIVE POWER 73,670

	8	SHARED DISPOSITIVE POWER 709,815

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See the below*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.62%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	783,485 (includes 26,209 shares issuable upon exercise of options at December 31, 2002. Mr. Yoon’s shared ownership is with his wife, and includes 197,029 shares owned by a corporation of which Mr. Yoon and his wife are the sole owners.)

CUSIP No. 410495105	13G	Page 3 of 5 Pages

Item 1(a):	Name of Issuer

Hanmi Financial Corporation

Item 1(b):	Address of Issuer’s Principal Executive Offices

3660 Wilshire Blvd. PH-A Los Angeles, CA 90010

Item 2(a):	Name of Person Filing

Won R. Yoon

Item 2(b):	Address of Principal Business Office

3323 W. Olympic Blvd. Los Angeles, CA 90019

Item 2(c):	Citizenship

USA

Item 2(d):	Title of Class of Securities

Common Stock

Item 2(e):	CUSIP Number

410495105

Item 3:	This statement is not filed pursuant to Rules 13d-1(b) or 13d-2, and therefore this item is not applicable.

Item 4:	Ownership

(a)	Amount Beneficially Owned: 783,485 shares

(b)	Percent of Class 5.62%

CUSIP No. 410495105	13G	Page 4 of 5 Pages

Number of Shares as to Which Such Person Has:

(i)	Sole power to vote or direct the vote: 73,670 Shares

(ii)	Shared power to vote or direct the vote 709,815 Shares

(iii)	Sole power to dispose or to direct the disposition of: 73,670 Shares

(iv)	Shared power to dispose or to direct the disposition of: 709,815 Shares

Item 5:	Ownership of Five Percent or Less of a Class

If this statement is being to report the fact that as of Date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6:	Ownership of Not More Than Five Percent on Behalf of Another Person

N/A

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company

N/A.

Item 8:	Identification and Classification of Members of the Group

N/A

Item 9:	Notice of Dissolution of Group

N/A

Item 10:	Certification

(a) N/A

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 410495105	13G	Page 5 of 5 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: April 3, 2003	By	/s/ WON R. YOON Won R. Yoon Director